UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Acquisition of Shares of KB Insurance Co., Ltd.

On November 18, 2015, the board of directors of KB Financial Group Inc. (“KB Financial Group”) passed a resolution to approve the acquisition of treasury shares of KB Insurance Co., Ltd. (“KB Insurance”), a subsidiary of KB Financial Group. The key details of the acquisition are as follows:

•	Number of shares to be acquired: 8,290,179

•	Purchase price (KRW): 230,881,485,150

•	Ratio of purchase price to total equity of KB Financial Group: 0.84%, based on total equity of KRW 27,512,672,452,010 of KB Financial Group as of December 31, 2014.

•	Purpose of share acquisition: Management participation

•	Total number of shares to be owned by KB Financial Group following the acquisition: 19,972,759 (representing 33.29% of KB Insurance’s total issued shares)

•	Expected date of transaction: November 19, 2015 (subject to change)

•	Key financial data of KB Insurance:

Period	Total assets	Total liabilities	Total equity	Share capital	Operating revenue	Net income
	(in millions of Won)
FY2014	23,928,669	22,143,817	1,784,852	30,000	10,877,805	138,781
FY2013	20,637,167	19,134,786	1,502,381	30,000	8,365,796	117,202
FY2012	18,882,727	17,288,117	1,594,610	30,000	10,666,032	200,404

*	Note: On a consolidated basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 18, 2015	By:	/s/ Jong-Hee Yang
(Signature)

	Name:	Jong-Hee Yang
	Title:	Deputy President